Filed Pursuant to Rule 433

Registration No. 333-228489

March 25, 2021

AmerisourceBergen Corporation

$1,525,000,000 0.737% Senior Notes due 2023
$1,000,000,000 2.700% Senior Notes due 2031

Pricing Term Sheet

	0.737% Senior Notes due 2023	2.700% Senior Notes due 2031
Issuer:	AmerisourceBergen Corporation	AmerisourceBergen Corporation
Format:	SEC Registered	SEC Registered
Trade Date:	March 25, 2021	March 25, 2021
Settlement Date:	March 30, 2021 (T+3)(1)	March 30, 2021 (T+3)(1)
Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC	J.P. Morgan Securities LLC BofA Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Senior Co-Managers:	Citigroup Global Markets Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.	Citigroup Global Markets Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Mizuho Securities USA LLC PNC Capital Markets LLC TD Securities (USA) LLC KeyBanc Capital Markets	Mizuho Securities USA LLC PNC Capital Markets LLC TD Securities (USA) LLC KeyBanc Capital Markets
Security Description:	0.737% Senior Notes due 2023	2.700% Senior Notes due 2031
Principal Amount:	$1,525,000,000	$1,000,000,000
Coupon:	0.737%	2.700%
Maturity Date:	March 15, 2023	March 15, 2031
Public Offering Price:	100.000% of the principal amount	99.793% of the principal amount
Yield to Maturity:	0.737%	2.724%
Benchmark Spread to Treasury:	60 basis points	110 basis points
Benchmark Treasury Issue:	0.125% due February 28, 2023	1.125% due February 15, 2031
Benchmark Treasury Price:	99-31 ¼	95-14+
Benchmark Treasury Yield:	0.137%	1.624%
Ratings*:	Baa2 (Stable) / A- (Negative watch) / A-(Stable) (Moody’s / S&P / Fitch)	Baa2 (Stable) / A- (Negative watch) / A-(Stable) (Moody’s / S&P / Fitch)
Interest Payment Dates:	March 15 and September 15, beginning September 15, 2021	March 15 and September 15, beginning September 15, 2021

Optional Redemption:	Make-whole call at T+10 basis points Par call on or after March 15, 2022 (the date that is one year prior to maturity)	Make-whole call at T+20 basis points Par call on or after December 15, 2030 (the date that is three months prior to maturity)
Special Mandatory Redemption:	Mandatorily redeemable at 101% of the principal plus accrued and unpaid interest if the Closing (as defined in the Purchase Agreement) has not occurred on or before 5:00 p.m. New York City time on October 6, 2021 (or such later date on or before 5:00 p.m. New York City time on January 6, 2022 to which the “Termination Date” under the Purchase Agreement is extended) or if, at any time prior to such date, the Purchase Agreement is terminated	Mandatorily redeemable at 101% of the principal plus accrued and unpaid interest if the Closing (as defined in the Purchase Agreement) has not occurred on or before 5:00 p.m. New York City time on October 6, 2021 (or such later date on or before 5:00 p.m. New York City time on January 6, 2022 to which the “Termination Date” under the Purchase Agreement is extended) or if, at any time prior to such date, the Purchase Agreement is terminated
Change of Control Triggering Event Put:	101% of principal amount plus accrued interest to the date of purchase	101% of principal amount plus accrued interest to the date of purchase
CUSIP:	03073EAS4	03073EAT2
ISIN:	US03073EAS46	US03073EAT29

(1) The Issuer expects that delivery of the notes will be made against payment therefor on or about March 30, 2021, which will be the third business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the second business day before settlement should consult their own advisor.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed an automatic shelf registration statement, including a prospectus dated November 20, 2018 (File No. 333-228489), and a preliminary prospectus supplement dated March 25, 2021 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1 (866) 718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.